[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

VIA EDGAR

June 5, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0505

Re:	BlackRock Funds II Registration Statement on Form N-14

Ladies and Gentlemen:

        Transmitted herewith for filing with the Securities and Exchange Commission is the Registration Statement on Form N-14 of BlackRock Funds II (the “Trust”), relating to the proposed acquisition by the GNMA Portfolio ("GNMA Portfolio"), a series of the Trust, of all the assets and certain stated liabilities of The GNMA Fund Investment Accumulation Program, Inc., in exchange for shares of beneficial interest of the GNMA Portfolio.

        Should members of the Staff have any questions regarding the Registration Statement, they should call the undersigned at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell

Dianne E O’Donnell

Enclosures

cc:	John Ganley, Division of Investment Management Alice A. Pellegrino, Esq., BlackRock